SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            TRIKON TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                   896187 40 8
                                   -----------
                                 (CUSIP Number)

                      SPINNER GLOBAL TECHNOLOGY FUND, LTD.
                         C/O CITCO NV, KAYA FLAMBOYAN 9
                              P.O. BOX 812, CURACAO
                              NETHERLANDS ANTILLES
                                  599973221911
                                  ------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               BRUCE A. RICH, ESQ.
                            THELEN REID & PRIEST LLP
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-603-2000

                                 APRIL 23, 2003
                                 --------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 896187 40 8                   13D PAGE                    2 OF 7 PAGES
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------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Spinner Global Technology Fund, Ltd.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                        (b)  |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                           |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands
--------------------------- ------ ---------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                1,567,523 shares (including 92,593 shares
         OWNED BY                  subject to presently exercisable warrants)
           EACH
        REPORTING
       PERSON WITH
--------------------------- ------ ---------------------------------------------
                              8    SHARED VOTING POWER

                                   - 0 -
--------------------------- ------ ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   1,567,523 shares (including 92,593 shares
                                   subject to presently exercisable warrants)
--------------------------- ------ ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------- ------ ---------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,523 shares (including 92,593 shares subject to presently exercisable warrants)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             11.1%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             CO
------------ -------------------------------------------------------------------


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ITEM 1.   SECURITY AND ISSUER
          -------------------

     This statement relates to shares of the common stock, no par value (the "Common Stock") of Trikon Technologies, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at Ringland Way, Newport, Gwent NP18 2TA, United Kingdom. The telephone number of the Company is 44 (0)1633 414 000.


ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     (a) and (b)   The person filing this statement is Spinner Global Technology
Fund, Ltd. (the "Reporting Person"). The Reporting Person's address is C/O Citco NV, Kaya Flamboyan, P.O. Box 812, Curacao, Netherlands Antilles.

     (c) The Reporting Person is primarily engaged in investment activities in marketable securities of smaller capitalization companies, with a primary focus on United States issuers in the information technology sector.

     (d) and (e)   During the last five years, neither the Reporting Person,
nor, to its knowledge, any affiliate or associate, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in being subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     The Reporting Person beneficially owns 1,567,523 shares (including 92,593 shares subject to presently exercisable warrants) of Common Stock which it purchased between January and April 2002, at an aggregate purchase price of $17,403,215. The Reporting Person paid the purchase price from its working capital.


ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

     The Reporting Person had viewed the Company as an attractive investment opportunity engaged in a business within the range of investments sought by the Reporting Person. Over the years it purchased an aggregate of 1,474,930 shares of the Company's Common Stock, plus warrants for the purchase of 92,593 shares of Common Stock, becoming the largest outside holder. Part of the consideration for its participation in a May 2001 placement was the Company's promise that upon the retirement of certain bonds the director who was a designee of the bondholders would be replaced by a person designated by the Reporting Person. After such retirement, the director replacement never occurred. In late 2002, the Reporting Person, concerned with the Company's poor performance and declining market price, proposed certain matters to be considered at the Company's 2003 Stockholders Meeting (the "2003 Meeting"). After discussion with management, Arthur C. Spinner, a director of the Reporting Person, caused the

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withdrawal of the proposals upon the Company's representation that it intended to include additional independent persons to serve on the management slate of directors at the 2003 Meeting, and at its January 2003 Board meeting it would select the new director candidates from among several possible persons, including persons suggested by Mr. Spinner. Again, the Company did not keep its promise. On April 22, 2003, Mr. Spinner learned that the Company filed definitive proxy material for the 2003 Meeting at which management proposed the election of a slate of six persons to serve as directors. The slate consisted of five persons elected at last year's meeting and the sixth person having become a director on March 31, 2003, the effective date of him also becoming the Company's President and CEO. The Company had been searching for a new CEO for 18 months without the stockholders knowledge. Based having been misled by Company management for almost two years coupled with the Company's continued disappointing financial performance and low stock price, the Reporting Person believes that stockholder actions are necessary in an effort to enhance Company performance and thereby improve stockholder value. The Reporting Person plans to contact and discuss with other stockholders its concerns about the Company.

     The Reporting Person initially purchased 500,000 shares of Company Common Stock in open market transactions between January 2001 and April 2001. On
May 23, 2001, pursuant to a Common Stock Subscription Agreement with the Company, the Reporting Person purchased 925,930 shares of Common Stock together with warrants for the purchase of 92,593 shares of Common Stock, exercisable until May 23, 2005. Lastly, on April 16, 2002, the Reporting Person purchased 49,000 shares of Common Stock in a placement by the Company. According to the Company's proxy statement for the 2003 Meeting, the Reporting Person is the Company's largest outside stockholder of record.

     The Common Stock Subscription Agreement for the May 2001 placement specifically provides that the Reporting Person has the right to recommend nominees for the election of directors to the Company's Board of Directors.

     On December 20, 2002, the Reporting Person submitted proposals to the Company for consideration by stockholders at the 2003 Meeting covering corporate governance and Board issues. Company management raised certain objections to the proposals. On January 14, 2003, the Reporting Person withdrew its submission for the proposals.

     On January 16, 2003, the Reporting Person made a demand on the Company for a stockholder list pursuant to the Delaware General Corporation Law. The demand letter stated that the purpose of seeking the list was to enable the Reporting Person "...to be in a position to communicate with some of the Company's major stockholders with respect to matters relating to their possible mutual interest as stockholders, including material concerns with the operation and performance of the Company and its management." The cover letter to the demand letter went on to explain that the Reporting Person believed that the addition of Peter Simone to the management slate of directors would be of benefit to all stockholders. However, in the event the Company directors determined not to include Mr. Simone on the management slate, Mr. Spinner desired to have the opportunity to discuss Company affairs with other major stockholders in advance of the 2003 Meeting. To preclude time constraints in trying to locate other stockholders, the demand was being asserted so the Reporting Person and Mr. Spinner could be in a position to review the list promptly after the Board determination.

     Company management told Mr. Spinner that the Board intended to increase the number of directors by two persons and having the two additional directors be "independent." In conversations and meetings with the Company's directors, Mr. Spinner suggested that the Board consider not only Mr. Simone but other persons who he named. It was Mr. Spinner's intention that any of the persons he suggested, all being highly regarding in the semiconductor industry and well qualified to serve as a director, would be a valuable addition to the Board, and his impression was that the Board would select one of them as well another person to be an "independent" director. The Board was to make the selection at a meeting in late January.

     On April 22, 2003, Mr. Spinner obtained a copy of the Company's definitive proxy statement for the 2003 Meeting. At that time he learned that management did not include any persons to serve as additional "independent" directors, only that a person who became the Company's President and CEO as of March 31, 2003 had been added to the Board. During conversations by Mr. Spinner and other persons associated with the Reporting Person with Company management between late January and April 22, at no time did Company management indicate that the Board was not going to be expanded to include additional outside directors.

     The Reporting Person plans to vote its shares of the Company's Common Stock at the 2003 Meeting against the management slate of directors and against the 2003 Omnibus Incentive Plan. It is considering proposing one or more persons as nominees for director at the 2003 Meeting. It is also considering proposing an alternative incentive plan that places emphasis on increased equity participation by employees and with less reliance on monetary compensation. The Reporting Person and Mr. Spinner are exploring what other actions, if any, can be taken in an effort to have management take steps to enhance stockholder value. In this connection, representatives of the Reporting Person will communicate with other major beneficial owners of the Common Stock to advise them of the Reporting Person's position and to obtain their views of the Company and its management.

     The Reporting Person has no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraphs herein. However, the Reporting Person reserves the right, either individually or together with other persons, to act in respect of its interest in the Company in accordance with its best judgment in light of the circumstances existing at the time, which may include engaging in a proxy contest or purchasing or selling shares of the Company's Common Stock.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     (a) The Reporting Person directly beneficially owns 1,567,523 shares of Common Stock (including 92,593 shares subject to presently exercisable warrants), representing approximately 11.1% of the outstanding shares of Common Stock of the Company, based upon 14,031,830 shares outstanding as of April 17, 2003 (as reported in the Company's Schedule 14A filed April 21, 2003).

     (b) The Reporting Person possesses the sole power to vote and the sole power to dispose or to direct the disposition with respect to the Shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

          See the agreements being included as exhibits to this Schedule.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          No.      Description
          ---      -----------

          1. Common Stock Subscription Agreement, dated May 23, 2001, between Trikon Technologies, Inc. and the Reporting Person, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 24, 2001, and incorporated by reference herein.

          2. Common Stock Purchase Warrant, dated May 23, 2001, granted by Trikon Technologies, Inc. to the Reporting Person, previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 24, 2001, and incorporated by reference herein.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 24, 2003

                                          SPINNER GLOBAL TECHNOLOGY FUND, LTD.

                                          By: /s/Arthur C. Spinner
                                              ----------------------------------
                                                   Name: Arthur C. Spinner
                                                   Title: Director